United States securities and exchange commission logo





                             November 10, 2020

       Robert S. Mancini
       Chief Executive Officer
       RMG Acquisition Corp.
       50 West Street, Suite 40-C
       New York, New York 10006

                                                        Re: RMG Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 15,
2020
                                                            File No. 333-249488

       Dear Mr. Mancini:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed October 15, 2020

       Questions and Answers About the Business Combination, page 4

   1. Please add a question and answer that addresses the positive and negative factors that the board considered when
determining to enter into the business combination agreement and its rationale for
approving the transaction.
   2. Please add a question and answer that addresses the equity stake that current RMG stockholders and
current Romeo stockholders will have in the Company after the business combination.
   3. Please add a question and answer that discusses the interests that RMG's current officers and directors have in
the business combination.
 Robert S. Mancini
FirstName LastNameRobert  S. Mancini
RMG Acquisition   Corp.
Comapany 10,
November   NameRMG
              2020    Acquisition Corp.
November
Page 2    10, 2020 Page 2
FirstName LastName
Q. How do the Sponsor and the officers and directors of RMG intend to vote on the proposals?, page 9

4. Please revise your disclosure to provide that the Anchor Investors are expected to vote in favor of the proposals to be presented at the special meeting.
Romeo's Unaudited Pro Forma Financial Information, page 35

5.       Please revise the line item caption or add a footnote to clarify that
RMG   s historical basic
         and diluted net income (loss) per share represent amounts related to its Class A common stock only, if accurate. Please also revise the footnote related to Romeo's historical basic and diluted net (loss) per share to disclose the number of shares of preferred stock excluded from each calculation. This comment is also applicable to the disclosures on page 36.
Comparative Per Share Data, page 36

6. Please provide the pro forma equivalent per share disclosures required by Item 3(f) of
         Form S-4.
Risk Factors, page 39

7. We note that you did not obtain a fairness opinion regarding the acquisition of Romeo, please provide risk factor disclosure describing the risks with not obtaining a fairness opinion.
RMG's second amended and restated certificate of incorporation will provide, subject to limited exceptions, the Court of Chancery..., page 65

8. We note your risk factor disclosure that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction over actions arising under the Securities Act. Further, Article VIII of your second amended and restated certificate of incorporation provides that your exclusive forum provision "will not apply to suits brought to enforce any liability or duty created by the
         Securities Act of 1933." Please revise accordingly. In addition, consider revising disclosure on page 248 to make sure that your disclosure related to your exclusive forum provision is consistent.
Material U.S Federal Income Tax Considerations, page 106

9. We note that you intend for the transaction to qualify as a reorganization under Section
         368 of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as such a reorganization. In addition, please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Please refer to Sections III.A.2 of Staff Legal Bulletin
 Robert S. Mancini
RMG Acquisition Corp.
November 10, 2020
Page 3
         19 and Item 601(b)(8) of Regulation S-K.
10. Please remove disclosure on page 107 indicating that the discussion "does not purport to be a complete analysis" and that "This discussion is for informational purposes only and is not tax advice". Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Balance Sheet, page 118

11. Please revise your pro forma balance sheet to show the numbers of shares authorized, issued and outstanding on a historical and pro forma basis.
Note 2 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June
30, 2020, page 121

12. Refer to notes H and I. Please more fully disclose the nature of the expenses to be incurred by RMG and Romeo. In addition, although we note the expenses would not be required to be presented in the pro forma statements of operations, please more fully explain how and why you believe it will be appropriate to account for the expenses to be incurred by both
         RMG and Romeo as a reduction to additional paid-in capital.
Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

13. In regard to adjustment (f), please revise footnote (3) to clarify that the Private Placement
         investors    shares amount does not include the additional 2.5 million
shares that one of the
         Private Placement   s Subscription Investors has been granted an
option to purchase. Please
         also revise footnote (5) to quantify the potentially dilutive shares that are being excluded from the loss per share. This comment is also applicable to the disclosure on page 128.
RMG Executive Officer and Director Compensation, page 143

14. We note the heading of this section. You disclose the compensation of your executive officers. Please also disclose the compensation of your directors. Business of Romeo
Key Customers, page 161

15. Please clarify and disclose which, if any, of the key customers are significant customers whose revenues were equal to or greater than 10 percent of Romeo's consolidated
FirstName LastNameRobert S. Mancini
       revenues during each period presented. Please also more fully explain the material terms
Comapany    NameRMG
       of the  agreementsAcquisition
                          with these Corp.
                                     customers and the amount of backlog
related to
       these10,
November      customers.
                2020 PageRefer
                          3 to Item 101(c)(1)(vii) of Regulation S-K.
FirstName LastName
 Robert S. Mancini
FirstName LastNameRobert  S. Mancini
RMG Acquisition   Corp.
Comapany 10,
November   NameRMG
              2020    Acquisition Corp.
November
Page 4    10, 2020 Page 4
FirstName LastName
Customer Backlog, page 162

16. Please disclose the dollar amount of backlog believed to be firm as of a recent date and as of a comparable date in the preceding fiscal year and separately disclose the portion not expected to be filled within the current year. Based on the current disclosures, it is not clear to us what the contractual minimum order quantities represent and if they can be cancelled by the customer. Refer to Item 101(c)(1)(viii) of Regulation S-K.
Romeo's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 192

17. Please disclose here and also add a risk factor regarding the fact that Romeo's auditor has expressed substantial doubt as to its ability to continue as a going concern.
Long Term Liquidity Requirements, page 194

18. Please quantify and more fully discuss Romeo's long term liquidity requirements and its priorities based on potential changes in the amount of redemptions and available cash.
Critical Accounting Policies
Equity Valuation, page 199

19. Please quantify and more fully discuss changes in the estimated fair value of Romeo during the periods presented. If applicable, please also address differences between the valuation used to determine the fair value of the recently granted stock options relative to the fair value implied by the current merger transaction.

Index to Financial Statements, page F-1

20. You disclose your financial statements after Annexes A-F. Please tell us what consideration you have made to include your financial information before the disclosure of Annexes A-F.
RMG Acquisition Corp
Notes to Condensed Financial Statements
Note 7     Commitments & Contingencies
Registration Rights, page F-14

21. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering common stock. Refer to FASB ASC 825-20-50-1.
 Robert S. Mancini
FirstName LastNameRobert  S. Mancini
RMG Acquisition   Corp.
Comapany 10,
November   NameRMG
              2020    Acquisition Corp.
November
Page 5    10, 2020 Page 5
FirstName LastName
Romeo Systems, Inc.
13. Major Customers and Accounts Receivable, page F-52

22. We note the disclosure related to a significant customer during the period ended June 30,
         2020; however it appears to us that the joint venture was also a significant customer during this period. Please clarify or revise the disclosures accordingly.
13. Commitment and Contingencies, page F-86

23. Please more fully disclose and discuss the nature of the claims related to the two legal proceeding that were settled.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell,
Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing